Exhibit 99.1

Acreage Holdings Opens First The Botanist Dispensary in Massachusetts

New York City, NY – December 24, 2018 — Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U), the United States’ largest vertically integrated, multi-state cannabis operator, in terms of states with operating licenses, announced the December 21st opening of The Botanist cannabis dispensary in Worcester, MA at 65 Pullman Street. The Botanist is the new brand for Acreage’s nationwide retail footprint of dispensaries as well as a branded line of carefully curated cannabis products that will soon be sold in them. The Botanist presents a unique experiential design, blending nature and science in an immersive retail environment that is inspired by 19th Century laboratories, greenhouses and the study of botany.

The Botanist will offer a selection of the best cannabis products, including flower, vape cartridges, edibles, concentrates and tinctures. A family of proprietary The Botanist cannabis products are currently in development and will soon debut at the store.

The Worcester Botanist is the first of three Botanist locations that are expected to open in Massachusetts, with locations in Leominster and Shrewsbury expected to open in the coming months.

Offering a sensory experience from the moment a customer enters the dispensary, The Botanist retail location immerses visitors in an environment reminiscent of visiting the greenhouse laboratory of a 19th Century botanist. The Botanist encourages curiosity and brings customers closer to the plant and its healing properties, with design elements that include a lush botanical wall, weathered wood, bell jars for showcasing product, a “seed bar” education station and much more.

In keeping with The Botanist’s commitment to education, exceptional service, and a customer experience unlike other cannabis retail stores, the dispensary will also offer a rich program of educational and entertaining events, such as cannabis 101, cooking with cannabis, CBD-infused mocktail parties, and more.

To help celebrate the opening of The Botanist in Worcester and in keeping with the store’s mission to enable access to cannabis for everyone who need or want it, all veterans who purchase product or merchandise at The Botanist will receive a 25 percent discount through the end of January.

Acreage Chief Marketing Officer Harris Damashek said: “The Botanist was designed as a way of life - a physical embodiment of curiosity, medicine, health, and nature, that centers around the power of the plant. It signifies a place with purpose, a place for discovery, and a place that our customers will love to return to. It is the antithesis of the typical cannabis retail store, which usually offers customers nothing more than a cluttered space that sells.”

The Botanist brand and retail design was created with the help of award-winning experiential retail design firm, McKinley Burkart.

Mark Burkhart of McKinley Burkart said, "The relationship between the consumer and cannabis is a journey of discovery, and The Botanist store design is meant to reflect this. It's intended as a physical manifestation of curiosity, to evoke a strange taxonomy, a world of magical realism….. a celebration of the uncanny. The design of the space reflects this universe; one in which nature has reclaimed its place."

For more information about The Botanist in Worcester, visit www.shopbotanist.com.

ABOUT ACREAGE HOLDINGS

Headquartered in New York City, Acreage Holdings is the largest vertically integrated, multi-state owner of cannabis licenses and assets in U.S. states with respect to number of states with operating licenses. With operating licenses in 19 states, serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer- focused branded cannabis experience.

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INVESTOR CONTACT	MEDIA CONTACT

Steve West	Howard Schacter
Acreage Holdings	Acreage Holdings
investors@acreageholdings.com	h.schacter@acreageholdings.com

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